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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Isabel Rivera

Pam Long

Eric McPhee

Jennifer Monick

Re:	Ferrovial SE

Amendment No. 2 to Draft Registration Statement on Form 20-F

Confidentially submitted on November 21, 2023

CIK No. 0001468522

Ladies and Gentlemen:

On behalf of Ferrovial SE (the “Company” and, together with its subsidiaries, the “Group”), we are hereby confidentially submitting an amended version of the Draft Registration Statement (“Second Amended Draft Registration Statement”). The Company previously submitted a Draft Registration Statement on Form 20-F on a confidential basis with the Securities and Exchange Commission (the “Commission”) on October 10, 2023 (the “Draft Registration Statement”) and an amended version of the Draft Registration Statement on November 21, 2023 (“First Amended Draft Registration Statement”). The Second Amended Draft Registration Statement has been revised to reflect the Company’s responses to the comment letter to the First Amended Draft Registration Statement received on December 8, 2023 from the staff of the Commission (the “Staff”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Page references in the text of this response letter correspond to the page numbers in the Second Amended Draft Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Second Amended Draft Registration Statement.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

December 15, 2023 Page 2

Item 5. Operating and Financial Review and Prospects,

5.B.6.2 Cash Flows Excluding Infrastructure Projects, Cash Flows from Infrastructure Projects and Adjusted Cash Flows, page 137

1.	We note your responses to our comments 7 and 8 and your related revisions to your filing. Please provide us with additional clarification on how you are calculating Cash flows excluding infrastructure project companies and Cash flows from infrastructure projects, and revise your disclosure to clarify. Your response should address, but not be limited to, the following:

•	Please clarify what companies you are referring to when you say infrastructure project companies and if that includes both companies that are consolidated as well as those which are unconsolidated.

•	Please clarify what is meant by financial interests.

•	Please clarify what is meant by equity investments.

•	With respect to the two tables on page 138, please clarify how the amounts in the columns for Ex-Infrastructure Projects Cash Flow and Infrastructure Projects Cash Flow are derived and allocated.

•	With respect to the two tables on page 138, please further clarify the nature of the items in adjustments column and how they are derived.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, has revised the disclosure on pages 138-141 of the Second Amended Registration Statement.

In response to the Staff’s comment, the Company would also like to provide the following clarifications:

•	Please clarify what companies you are referring to when you say infrastructure project companies and if that includes both companies that are consolidated as well as those which are unconsolidated.

The Company defines “Infrastructure project companies” as companies, which are either Group’s subsidiaries or the Group’s associate companies, the activity of which consists of the development of infrastructure projects. Infrastructure projects are those projects conducted through long-term arrangements with various public authorities pursuant to which the concession operator (i.e., the entity in which we have an ownership interest, generally alongside other shareholders): (i) finances the construction or upgrade of public infrastructure using borrowings secured by the concession operator and capital contributed by the concession operators’ shareholders and (ii) subsequently operates and maintains the infrastructure. This investment is recovered by either collecting tolls or regulated charges to users for their use of the infrastructure or through amounts paid by the authority awarding the contract, calculated based on the availability for use of the asset. Debt accrued by an “infrastructure project company” has either no recourse to the shareholders with an ownership interest in the concession operator or the recourse is limited to the guarantees issued.

Infrastructure project companies include both companies that are either the Group’s subsidiaries or are consolidated applying the equity method in our Consolidated Financial Statements. Appendix I of the Consolidated Financial Statements, on pages F-155 through F-164, includes a complete list of our subsidiaries and associate companies, and infrastructure project companies are identified therein with a “P” in the column “Type”.

December 15, 2023 Page 3

•	Please clarify what is meant by financial interests.

In the Company’s discussion of the calculation of Ex-Infrastructure Cash Flows, when the Company refers to “treating infrastructure project companies as financial interests” it means that those infrastructure companies that are consolidated in our financial statements are treated as an investment in shares that are not consolidated for the purpose of this non-IFRS measure. Therefore, the investment cash flow is comprised of the equity invested in these companies through capital contributions or other similar financial instruments, such as shareholders loans, and the operating cash flow is comprised of the returns on such investment through dividends or other similar items. We revised the disclosure on page 139 of the Second Amended Registration Statement, replacing the paragraph that included the reference to “financial interest”, to clarify the Ex-Infrastructure Cash Flows calculation approach.

•	Please clarify what is meant by equity investments.

References to “equity investments” mean those cash amounts that are invested by the Group on the infrastructure companies that are consolidated in the Company's financial statements, through capital contributions or other similar financial instruments, such as shareholders loans, and that are treated as an investment in shares that are not consolidated for the purpose of Ex-Infrastructure Cash Flows. We revised the disclosure on page 139 of the Second Amended Registration Statement, replacing the paragraph that included the reference to “equity investments”, to clarify the Ex-Infrastructure Cash Flows calculation approach.

•	Calculation and allocation of amounts in ex-infrastructure projects cash flow and infrastructure cash flows.

We revised the disclosure on pages 138 and 139 of the Second Amended Registration Statement to clarify as follows.

Cash flows from infrastructure projects (Infrastructure Cash Flows) are defined as cash flows from infrastructure project companies, which are our subsidiaries and associate companies the activity of which consists of the development of infrastructure projects.

Calculation and allocation of amounts in cash flows from the infrastructure projects may be classified as follows:

•	Cash flows from (used in) operating activities: represents the collection of tolls or regulated charges for the use of the infrastructure, as well as payments related to operating expenses and overheads.

•	Cash flows from (used in) investing activities: represents the construction and development of the infrastructure, as well as its maintenance; and

•	Cash flows from (used in) financing: represents the interest payment for the project borrowings, the distributions to shareholders, generally in form of dividends or other similar items, as well as the cash received from its shareholders in form of capital contributions or other instruments.

Cash flows excluding infrastructure project companies (Ex-Infrastructure Cash Flows) are defined as (i) cash flows from our subsidiaries and associate companies, which are not infrastructure project companies as discussed above and (ii) investment returns from infrastructure project companies through dividends and other similar items and the cash invested by the Group in those companies through capital contributions or other similar financial instruments such as shareholder loans.

Calculation and allocation of amounts in cash flows from the ex-infrastructure projects may be classified as follows:

•	Cash flows from (used in) operating activities:

o	for entities that do not constitute infrastructure projects: represents collections and payments of construction and other minor activities, overheads of parent companies, and the recharges for services to the infrastructure project companies, and

o	investment returns from infrastructure project companies through dividends and other similar items, comprising (i) interest on subordinated borrowings and participating loans, (ii) repayments of capital, debt and loans, and (iii) loans received from these projects which repayment probability is considered to be remote.

December 15, 2023 Page 4

•	Cash flows from (used in) investing activities:

o	for entities that do not constitute infrastructure projects: represents investments in machinery and fixtures, fittings, tooling, furniture and vehicles, and

o	the cash invested by the Group on infrastructure project companies through capital contributions or other similar financial instruments such as shareholder loans.

•	Cash flows from (used in) financing: represents the Group’s shareholders’ remuneration, the interest cash flows related to the cash and debt positions of the entities that do not constitute infrastructure projects, and other items such as exchange rate impact and minority shareholders’ remuneration.

•	With respect to the two tables on page 138, please further clarify the nature of the items in adjustments column and how they are derived.

We revised the disclosure on pages 139 through 141 of the Second Amended Registration Statement to clarify that all adjustments included in this column are eliminations either of the investment or return on investment, as applicable, of infrastructure project companies that are globally consolidated, in order to avoid duplicities in different lines of the Adjusted Cash Flows:

•	The adjustments in “Cash flows from (used in) operating activities” are comprised of the elimination of returns on investment (dividends or other similar items) that are included in “Ex-infrastructure projects cash flow” received from infrastructure project companies that are globally consolidated.

•	The adjustments in “Cash flows from (used in) investing activities” are comprised of the elimination of the investment (capital contributions or other similar financial instruments such as shareholders loans) that are included in “Ex-infrastructure projects cash flow” invested in infrastructure project companies that are globally consolidated.

•	The adjustments in “Cash flows from (used in) financing activities” are comprised of the elimination of the investment (dividends or other similar items) or return on investment (capital contributions or other similar financial instruments such as shareholders loans) by infrastructure project companies that are globally consolidated and included under “Infrastructure projects cash flow”.

Notes to Consolidated Financial Statements for the years ended December 31, 2022, 2021 and 2020

1.3 Accounting Policies Toll roads business, page F-65

2.	We note your response to comment 11. Please revise your footnote disclosure to clarify, as you have in your response, that the scenario where the concessionaire has subcontracted the infrastructure construction to an external company relates to an equity-method investee’s accounting policy, or tell us how you determine it is unnecessary to clarify your accounting policy.

Response: The Company respectfully acknowledges the Staff's comment and, in response to the Staff's comment, has revised the disclosure on page F-65 of the Second Amended Registration Statement to clarify (i) there are no concessionaires at present in the Toll Roads Business Division for which construction has been subcontracted to an external company and (ii) JFK NTO LLC, which is an entity accounted for as an equity investee that falls under the Airport Business Division, is the only concession under construction in such business division. JFK NTO LLC has subcontracted the airport's construction to an external party and, as a result, it has been concluded JFK NTO LLC acts as an agent in relation to the construction performance obligation because, in management's view, JFK NTO LLC is not ultimately responsible for fulfilling the construction services and bearing the related risks.

* * *

December 15, 2023 Page 5

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20 7710 4669 or e-mail at Ryan.Benedict@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ M. Ryan Benedict
M. Ryan Benedict
of LATHAM & WATKINS LLP

cc:	(via email)

Ignacio Madridejos, Chief Executive Officer of Ferrovial SE

Ernesto Lopez Mozo, Chief Financial Officer of Ferrovial SE

Santiago Ortiz Vaamonde, General Counsel and Secretary of the Board of Directors of Ferrovial SE